UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: October 4, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

Thursday 4 October 2012

Admission of New Ordinary Shares and their allotment to Samsung Electronics Europe Holding

Coöperatief U.A. (“Samsung Europe”)

CSR plc (LSE: CSR.L, NASDAQ: CSRE) (“CSR” or the “Company”) announces that in connection with the completion today of the transfer of the Company’s handset connectivity and location development operations and technology to Samsung Electronics Co., Ltd., (“the Transaction”), and as previously advised, application has been made for 9,925,000 new ordinary shares in the Company (the “New Ordinary Shares”) to be admitted to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange.

The New Ordinary Shares will be subscribed by Samsung Europe in connection with the Transaction (the “Equity Investment”). As previously reported, pursuant to the terms of the subscription by Samsung Europe, they have undertaken that, subject to certain specified exceptions, they will not dispose of the New Ordinary Shares for a period of 12 months after allotment. The New Ordinary Shares are expected to commence trading on the London Stock Exchange at 8.00 a.m. (British Summer Time) tomorrow.

ENDS